Sidley Austin LLP 1000 Louisiana Street Suite 5900 Houston, TX 77002 +1 713 495 4500 +1 713 495 7799 Fax AMERICA ● ASIA PACIFIC ● EUROPE

December 29, 2020

VIA EDGAR

John Burr

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Texas Pacific Land Corporation Form 10 Registration Statement (File No. 001-39804) CIK No. 0001811074

Dear Mr. Burr:

On behalf of Texas Pacific Land Corporation, a Delaware corporation, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form 10 so that it may become effective at 10:00 a.m., Eastern Time, on December 31, 2020, or as soon as possible thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with the undersigned at (713)-495-4522.

[Signature appears on next page]

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.

U.S. Securities and Exchange Commission

December 29, 2020

Very truly yours,

/s/ George J. Vlahakos
George J. Vlahakos

cc:	Via Email

Micheal W. Dobbs, Texas Pacific Land Corporation